Exhibit 99.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Harvest Operations Corp. (“Harvest”, “we”, “us”, “our” or the “Company”) for the three months ended March 31, 2013 and the audited consolidated financial statements and MD&A for the year ended December 31, 2012. The information and opinions concerning the future outlook are based on information available at May 14, 2013.

Effective January 1, 2013, Harvest adopted new and amended accounting standards, described in the “Critical Accounting Estimates” section of this MD&A and in note 3 of the unaudited interim consolidated financial statements for the three months ended March 31, 2013. The retroactive application of these standards resulted in certain restatements in the 2012 comparative financial statements. The comparative financial information in this MD&A reflect such restated amounts and are consistent with the March 31, 2013 interim financial statements.

In this MD&A, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Tabular amounts are in millions of dollars, except where noted. All financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board except where otherwise noted.

Natural gas volumes are converted to barrels of oil equivalent (“boe”) using the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel of oil (“bbl”). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. In accordance with Canadian practice, petroleum and natural gas revenues are reported on a gross basis before deduction of Crown and other royalties.

Additional information concerning Harvest, including its audited annual consolidated financial statements and Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

ADVISORY

This MD&A contains non-GAAP measures and forward-looking information about our current expectations, estimates and projections. Readers are cautioned that the MD&A should be read in conjunction with the “Non-GAAP Measures” and “Forward-Looking Information” sections at the end of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended March 31
	2013	2012
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	55,571	60,550
Average realized price
Oil and NGLs ($/bbl)(2)	69.41	79.32
Gas ($/mcf)	3.46	2.29
Operating netback prior to hedging ($/boe)(1)	27.55	29.21
Operating loss	(22.5)	(19.6)
Cash contribution from operations(1)	122.9	147.3

Capital asset additions (excluding acquisitions)	122.9	207.2
Property and business acquisitions (dispositions), net	3.2	(1.9)

Net wells drilled	44.9	55.4
Net undeveloped land additions (acres)(3)	16,213	44,931

BLACKGOLD OIL SANDS
Capital asset additions	61.0	31.3
Net wells drilled	–	5.0

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	100,074	100,000
Average refining margin (US$/bbl)(1)	2.51	4.58
Operating loss	(55.0)	(49.3)
Cash deficiency from operations(1)	(33.0)	(23.9)

Capital asset additions	12.5	13.3
(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Includes lands acquired in business combinations.

REVIEW OF OVERALL PERFORMANCE

Upstream

  Sales volumes for the first quarter of 2013 decreased by 4,979 boe/d compared to 2012 primarily due to natural declines, smaller 2012 and 2013 capital drilling programs and dispositions of certain non- core producing properties in the fourth quarter of 2012 and the first quarter of 2013.

  Operating netback prior to hedging for the first quarter of 2013 was $27.55/boe, a decrease of $1.66/boe from 2012 mainly due to lower realized liquids prices, partially offset by lower royalties per boe.

  Cash contribution from operations was $122.9 million for the first quarter of 2013, a $24.4 million decrease from the same period in 2012 driven by lower realized liquids prices and sales volumes, partially offset by a decrease in royalties and operating expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

  Operating loss was $22.5 million (2012 - $19.6 million) for the first quarter of 2013. The $2.9 million increase in operating loss is mainly attributable to the decrease in cash contribution described above, partially offset by non-cash items including the $6.6 million of gains on disposition of non-core assets recognized in the first quarter of 2013 and the $21.8 million impairment loss recognized in 2012, less the effect of approximately $7 million of other non-cash items.

  Capital asset additions of $122.9 million during the first quarter 2013 includes the drilling of 47 gross (44.9 net) wells compared to 64 gross (55.4 net) wells drilled in the first quarter of 2012.

BlackGold

  Capital asset additions of $61.0 million in the first quarter of 2013 mainly relate to the construction of the processing facility.

  The engineering, procurement and construction portion of the EPC contract relating to the central processing facility is approximately 92% complete. The facility construction portion of the contract is approximately 50% complete. Production is expected to start in 2014.

Downstream

  Throughput volume averaged 100,074 bbl/d for the first quarter of 2013 which is consistent with the same period in 2012. Refining gross margin averaged US$2.51/bbl for first quarter of 2013, a decrease of US$2.07/bbl from 2012 mainly due to a 2% decrease in the overall product yields combined with the change in yield mix.

  Cash deficiency from operations was $33.0 million for the first quarter of 2013, a $9.1 million increase from the same period in 2012 mainly due to a lower average refining margin per bbl and higher operating expenses, partially offset by a lower purchased energy expense.

  Operating loss totaled $55.0 million for the first quarter of 2013 as compared to operating losses of $49.3 million in 2012. The increase in operating losses is primarily due to a decrease in the gross margin.

  Capital asset additions of $12.5 million (2012 - $13.3 million) for the first quarter of 2013 relate to various capital improvement projects.

Corporate

  On March 14, 2013 Harvest entered into a senior unsecured credit facility for US$400 million with a syndicate of four lenders. Subsequent to the first quarter of 2013, Harvest drew US$390 million to redeem the two outstanding 7.25% series of convertible debentures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

UPSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended March 31
	2013	2012
FINANCIAL
Petroleum and natural gas sales(1)	268.9	324.1
Royalties	(32.7)	(53.4)
Revenues	236.2	270.7

Expenses
Operating	91.8	99.9
Transportation and marketing	5.1	5.7
Realized gains on risk management contracts(2)	(1.8)	–
Operating netback after hedging(3)	141.1	165.1

General and administrative	17.7	12.1
Depreciation, depletion and amortization	145.2	144.5
Exploration and evaluation	8.5	6.7
Impairment of property, plant and equipment	–	21.8
Unrealized gains on risk management contracts(4)	(1.2)	(0.3)
Gains on disposition of property, plant and equipment	(6.6)	(0.1)
Operating loss	(22.5)	(19.6)

Capital asset additions (excluding acquisitions)	122.9	207.2
Property and business acquisitions (dispositions), net	3.2	(1.9)
Decommissioning and environmental remediation expenditures	5.8	6.6

OPERATING
Light / medium oil (bbl/d)	13,217	14,380
Heavy oil (bbl/d)	17,227	19,828
Natural gas liquids (bbl/d)	5,953	5,668
Natural gas (mcf/d)	115,050	124,045
Total (boe/d)	55,571	60,550
(1)	Includes the effective portion of Harvest’s realized natural gas and crude oil hedges.
(2)

Realized (gains) losses on risk management contracts include the settlement amounts for power, crude oil and foreign exchange derivative contracts, excluding the effective portion of realized (gains) losses from Harvest’s previously designated crude oil hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(4)

Unrealized (gains) losses on risk management contracts reflect the change in fair value of the power derivative contracts, the ineffective portion of previously designated crude oil hedges and the change in fair value of the crude and foreign exchange derivative contracts subsequent to the discontinuation of hedge accounting. See “Risk Management, Financing and Other” section of this MD&A for details.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commodity Price Environment

	Three Months Ended March 31
	2013	2012	Change
West Texas Intermediate (“WTI”) crude oil (US$/bbl)	94.37	102.93	(8%	)
West Texas Intermediate (“WTI”) crude oil ($/bbl)	95.17	103.02	(8%	)
Edmonton light sweet crude oil ($/bbl)	88.03	92.37	(5%	)
Western Canadian Select (“WCS”) crude oil ($/bbl)	62.97	81.61	(23%	)
AECO natural gas daily ($/mcf)	3.20	2.15	49%
U.S. / Canadian dollar exchange rate	0.992	0.999	(1%	)

Differential Benchmarks
WCS differential to WTI ($/bbl)	32.20	21.41	50%
WCS differential as a % of WTI	33.8%	20.8%	63%

The average WTI benchmark price for the first quarter of 2013 was 8% lower than in 2012. The average Edmonton light sweet crude oil price (“Edmonton Light”) decreased 5% in the first quarter of 2013 mainly due to the lower WTI price and partially offset by the narrowing of the light sweet differential.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil inventories, pipeline capacity to deliver heavy crude to U.S. markets and the seasonal demand for heavy oil. For the three months ended March 31, 2013, the WCS price decreased 23% as compared to the same period in 2012 mainly as a result of the WTI price decrease and the widening of the WCS differential to WTI.

Realized Commodity Prices

	Three Months Ended March 31
	2013	2012	Change
Light to medium oil prior to hedging ($/bbl)	80.14	86.62	(7%	)
Heavy oil ($/bbl)	64.38	78.64	(18%	)
Natural gas liquids ($/bbl)	60.16	63.20	(5%	)
Natural gas prior to hedging ($/mcf)	3.46	2.29	51%
Average realized price prior to hedging ($/boe)(1)	53.43	58.07	(8%	)

Natural gas after hedging ($/bbl)(2)	3.50	2.29	53%
Light to medium oil after hedging ($/bbl)(2)	80.14	89.82	(11%	)
Average realized price after hedging ($/boe)(1) (2)	53.52	58.83	(9%	)
(1)	Inclusive of sulphur revenue.
(2)	Inclusive of the realized gains (losses) from natural gas and crude oil contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.

Prior to hedging activities, realized prices for light to medium oil for the first quarter of 2013 decreased by 7% compared to the same period in 2012. This is consistent with the downward movement in Edmonton Light prices in 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest’s realized heavy oil prices for the first quarter of 2013 decreased by 18% from 2012, mainly due to the decrease in the WCS benchmark price.

For the first quarter of 2013 realized prices for natural gas liquids decreased by 5% reflecting the decrease in propane, ethane and butane commodity prices from 2012.

The realized prices for Harvest’s natural gas prior to hedging increased by 51% in the first quarter of 2013 as compared to the same period in 2012, reflecting the movement in AECO benchmark price.

In order to mitigate the risk of fluctuating cash flows due to natural gas and crude oil price volatility, Harvest may enter into fixed-for-floating swaps. The impact of this hedging activity in the first quarter of 2013 resulted in an increase of $0.04/mcf (2012 – $nil) in Harvest’s natural gas prices. Harvest did not realize any crude oil swaps for the first quarter of 2013 but earned a $3.20/bbl increase in realized light to medium oil price in the first quarter of 2012. Please see “Cash Flow Risk Management” section in this MD&A for further discussion with respect to the cash flow risk management program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales Volumes

	Three Months Ended March 31
	2013		2012
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	13,217	24%	14,380	24%	(8%	)
Heavy oil (bbl/d)	17,227	31%	19,828	33%	(13%	)
Natural gas liquids (bbl/d)	5,953	11%	5,668	9%	5%
Total liquids (bbl/d)	36,397	66%	39,876	66%	(9%	)
Natural gas (mcf/d)	115,050	34%	124,045	34%	(7%	)
Total oil equivalent (boe/d)	55,571	100%	60,550	100%	(8%	)

Total sales volumes were 55,571 boe/d for the first quarter of 2013, a decrease of 8% compared to the same period in 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In the first quarter of 2013, Harvest’s average daily sales of light/medium oil were 13,217 bbl/d, reflecting a decrease of 8% from the same quarter in 2012. The decrease is due to natural declines, a lower level of drilling activity in 2012 and 2013 and the disposition of non-core properties in the fourth quarter of 2012.

Heavy oil sales for the first quarter of 2013 decreased 13% from the same period in 2012, due to the same reasons as the light/medium oil, as well as an outage of a major oil battery in Alberta.

Natural gas sales averaged 115,050 mcf/d during the first quarter of 2013 reflecting a 7% decrease from the same period in 2012 due to natural declines and property dispositions, partially offset by the results of development drilling in the liquids-rich Deep Basin area.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Natural gas liquids sales for the first quarter 2013 increased by 5% mainly as a result of the liquids-rich drilling in the Deep Basin area.

Revenues

	Three Months Ended March 31
	2013	2012	Change
Light / medium oil sales after hedging (1)	95.3	117.5	(19%	)
Heavy oil sales	99.8	141.9	(30%	)
Natural gas sales after hedging (1)	36.3	25.9	40%
Natural gas liquids sales	32.2	32.6	(1%	)
Other(2)	5.3	6.2	(15%	)
Petroleum and natural gas sales	268.9	324.1	(17%	)
Royalties	(32.7)	(53.4)	(39%	)
Revenues	236.2	270.7	(13%	)
(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2)	Inclusive of sulphur revenue and miscellaneous income.

Harvest’s revenue is subject to changes in sales volumes, commodity prices and currency exchange rates. In the first quarter of 2013, total petroleum and natural gas sales decreased by $55.2 million, mainly due to the 9% decrease in realized prices after hedging activities and the 8% decrease in sales volumes.

Sulphur revenue represented $4.0 million (2012 - $6.0 million) of the total in other revenues for the first quarter of 2013.

Royalties

Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and Crown royalties are based on various sliding scales dependent on incentives, production volumes and commodity prices.

For the first quarter of 2013, royalties as a percentage of gross revenue averaged 12.2% (2012 – 16.5%). The lower royalty rates in 2013 are mainly due to lower liquids prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating and Transportation Expenses

	Three Months Ended March 31
					$/boe
	2013	$/boe	2012	$/boe	Change
Power and purchased energy	22.1	4.42	20.5	3.72	0.70
Well servicing	15.9	3.17	18.5	3.36	(0.19)
Repairs and maintenance	14.0	2.80	16.2	2.93	(0.13)
Lease rentals and property tax	9.4	1.88	9.5	1.73	0.15
Labor - internal	9.7	1.94	9.2	1.67	0.27
Labor - contract	4.2	0.84	5.3	0.97	(0.13)
Chemicals	6.1	1.22	4.6	0.83	0.39
Trucking	3.5	0.69	4.5	0.83	(0.14)
Processing and other fees	10.4	2.07	8.7	1.58	0.49
Other	(3.5)	(0.71)	2.9	0.52	(1.23)
Total operating expenses	91.8	18.32	99.9	18.14	0.18
Transportation and marketing	5.1	1.02	5.7	1.03	(0.01)

Operating expenses for the first quarter of 2013 totaled $91.8 million, a decrease of $8.1 million compared to the same quarter in 2012. The lower operating expenses are mainly attributable to the decrease in well servicing and repairs and maintenance activities.

	Three Months Ended March 31
($/boe)	2013	2012	Change
Power and purchased energy costs	4.42	3.72	0.70
Realized gains on electricity risk management contracts	(0.05)	–	(0.05)
Net power and purchased energy costs	4.37	3.72	0.65
Alberta Power Pool electricity price ($/MWh)	64.12	59.76	4.36

Power and purchased energy costs, comprised primarily of electric power costs, represented approximately 24% (2012 – 21%) of total operating expenses for the first quarter of 2013 and increased by 8% compared to 2012. The increase is mainly attributable to the higher average Alberta electricity price. Harvest did not have any risk management contracts relating to electricity settle during the first quarter of 2012.

Transportation and marketing expenses relate primarily to delivery of natural gas to Alberta’s natural gas sales hub, the AECO Storage Hub, and the cost of trucking clean crude oil to pipeline or rail receipt points. As a result, the total dollar amount of costs generally fluctuates in relation to sales volumes. Transportation and marketing expenses decreased by $0.6 million in the first quarter of 2013 as compared to 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Netback(1)

	Three Months Ended March 31
			$/boe
($/boe)	2013	2012	Change
Petroleum and natural gas sales prior to hedging	53.43	58.07	(4.64)
Royalties	(6.54)	(9.69)	3.15
Operating expenses	(18.32)	(18.14)	(0.18)
Transportation expenses	(1.02)	(1.03)	0.01
Operating netback prior to hedging(1)	27.55	29.21	(1.66)
Hedging gains(2)	0.45	0.76	(0.31)
Operating netback after hedging(1)	28.00	29.97	(1.97)
(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(2)	Hedging gains include the settlement amounts for natural gas and crude oil and power contracts.

Harvest’s operating netback represents the net amount realized on a per boe basis after deducting directly related costs. In the first quarter of 2013, operating netback prior to hedging decreased by $1.66/boe or 6% compared to 2012. The decrease is mainly due to lower realized liquids prices, partially offset by lower royalties per boe.

General and Administrative (“G&A”) Expenses

	Three Months Ended March 31
	2013	2012
G&A	17.7	12.1
G&A ($/boe )	3.54	2.21

For the first quarter of 2013, G&A expenses increased by $5.6 million or 46% compared to the same period in the prior year. The increase is mainly due to the reversal in the prior year of a $4.3 million provision for potential renunciation shortfall on a series of flow through shares that was no longer required. Harvest does not have a stock option program, however there is a long-term incentive program which is a cash settled plan that has been included in the G&A expense.

Depletion, Depreciation and Amortization (“DD&A”) Expenses

	Three Months Ended March 31
	2013	2012
DD&A	145.2	144.5
DD&A ($/boe)	29.03	26.22

DD&A expenses for the first quarter of 2013 increased by $0.7 million as compared to the same period in 2012 despite lower sales volumes due to a lower depletable proved developed reserve base.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment

No impairment was recognized in the first quarter of 2013. In the first quarter of 2012, Harvest recorded a pre-tax impairment charge of $21.8 million against the South Alberta Gas cash generating unit, as a result of the declining forecasted natural gas prices during the quarter. The fair value was determined based on the total proved plus probable reserves estimated by independent reserves evaluators using the April 1, 2012 commodity price forecast discounted at a pre-tax discount rate of 10%.

Property Dispositions

During the first quarter of 2013, Harvest disposed of certain non-core producing properties in Alberta and British Columbia for proceeds of $9.5 million. The transactions resulted in a gain of $6.6 million, which has been recognized in the consolidated statements of comprehensive loss.

Subsequent to the end of the first quarter and on April 29, 2013, Harvest entered into an agreement to sell certain oil and gas assets to a third party with approximately 900 barrels of oil equivalent per day of production in west central Saskatchewan, for total proceeds of approximately $110 million. The transaction has received all regulatory approvals and is scheduled to close on May 22, 2013.

Harvest is in the process of marketing certain non-core properties for sale, to high-grade its asset portfolio and to monetize some of its assets. Harvest continues to review and select non-core properties for disposition. The impact to future production from the future dispositions is difficult to predict, given the occurrence and the timing of the transactions cannot be determined with a high level of certainty. The proceeds from any dispositions would be used to manage Harvest’s liquidity and future development of core assets.

Capital Asset Additions

	Three Months Ended
	March 31
	2013	2012
Drilling and completion	78.3	124.7
Well equipment, pipelines and facilities	32.2	62.4
Geological and geophysical	7.5	6.7
Land and undeveloped lease rentals	1.1	8.9
Corporate	1.3	0.3
Other	2.5	4.2
Total additions excluding acquisitions	122.9	207.2

Total capital additions are lower for the three months ended March 31, 2013 compared to the same period in 2012 due to a lower capital budget for the current year. As a result, the drilling and completion expenditures decreased to $78.3 million (2012 - $124.7 million) for the first quarter of 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes the wells drilled by Harvest and the related drilling and completion costs incurred in the period. A well is recorded in the table as having being drilled after it has been rig-released, however related drilling costs may be incurred in a period before a well has been spud (including survey, lease acquisition and construction costs) and related completion costs will be incurred in a period afterwards, as the completion work is done after a well is drilled.

	Three Months Ended
	March 31, 2013
			Drilling and
Area	Gross	Net	completion
Hay River	26.0	26.0	$30.3
Deep Basin	4.0	2.6	18.0
Western Alberta	4.0	3.3	11.5
Suffield	6.0	6.0	6.9
Red Earth	3.0	3.0	6.6
SE Saskatchewan	4.0	4.0	4.3
Other areas	–	–	0.7
Total	47.0	44.9	$78.3

During the first quarter of 2013, Harvest’s Upstream segment drilled or participated in a total of 47 gross (44.9 net) wells (2012 – 64 gross; 55.4 net wells) with an overall success ratio of 96%. Of the total wells drilled in the first quarter of 2013, Harvest drilled 32 gross (31.3 net) oil wells, 6 gross (4.6 net) gas wells, and 9 gross (9.0 net) service wells.

In Hay River, Harvest drilled 26 gross (26.0 net) wells pursuing heavy gravity oil in the Bluesky formation, including 16 producing, 9 injection and 1 Muskwa shale gas test wells. Harvest also drilled or participated in 4 gross (2.6 net) deep, multi-stage fractured, liquids-rich gas wells in the Falher and Montney formations in the Deep Basin area. At Red Earth, Harvest drilled 3 gross (3.0 net) oil wells into the Slave Point and Gilwood light oil formations. The Company’s remaining drilling program included oil and gas wells in the western Alberta areas as well as oil wells in Suffield and southeast Saskatchewan.

Decommissioning Liabilities

Harvest’s Upstream decommissioning liabilities at March 31, 2013 were $711.7 million (December 31, 2012 - $709.3 million) for future remediation, abandonment, and reclamation of Harvest’s oil and gas properties. The total of the decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

Goodwill

Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of that acquired business. At March 31, 2013, Harvest had $391.8 million (December 31, 2012 - $391.8 million) of goodwill on the balance sheet related to the Upstream segment. The goodwill balance is assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BLACKGOLD OIL SANDS

Capital Asset Additions

	Three Months Ended March 31
	2013	2012
Drilling and completion	3.6	18.9
Well equipment, pipelines and facilities	55.3	8.9
Geological and geophysical	–	0.7
Other	2.1	2.8
Total BlackGold additions	61.0	31.3

During the first quarter of 2013, Harvest invested $55.3 million on the central processing facility. As at March 31, 2013, the engineering and procurement portion of the contract relating to the central processing facility is approximately 92% complete and the facility construction portion of the contract is approximately 50% complete.

Oil Sands Project Development

Harvest is developing its BlackGold oil sands central processing facility under the engineering, procurement and construction (“EPC”) contract with expected total costs of approximately $520 million, after allowing for certain costs which are not reimbursable to the EPC contractor. Under the EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at March 31, 2013, Harvest recognized a liability of $15.0 million (December 31, 2012 - $4.7 million) using a discount rate of 4.5% (December 31, 2012 - 4.5%).

The Company has designed Phase 1 with 30 SAGD wells (15 well pairs) all of which were drilled by the end of the fourth quarter of 2012. Detailed Engineering of Phase 1 is now complete. For construction, the site has been cleared, graded and the piling completed, and now foundation, building erection, equipment placement and pipe rack module installation are ongoing. Commissioning of the central processing facility and first steam is anticipated in the first half of 2014, with first production and ramp-up occurring thereafter. Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, is in the regulatory approval process and approval is now anticipated in 2013.

Harvest has budgeted 2013 capital spending of $315 million for the BlackGold oil sands project primarily related to facility construction. As at March 31, 2013, Harvest has spent $210.6 million on the EPC contract and has invested $347.4 million in the entire project since acquiring the BlackGold assets in 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The BlackGold project faces similar cost and schedule pressures as other oil sand projects, including shortage of skilled labor, rising costs, and logistics issues surrounding module transportation.

Decommissioning Liabilities

Harvest’s BlackGold decommissioning liabilities at March 31, 2013 were $22.3 million (December 31, 2012 - $19.8 million) relating to the future remediation, abandonment, and reclamation of the SAGD wells and central processing facilities. Please see the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

DOWNSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended March 31
	2013	2012
FINANCIAL
Refined products sales(1)	1,122.0	1,155.4
Purchased products for processing and resale(1)	1,086.4	1,101.7
Gross margin(2)	35.6	53.7

Operating expense(3)	34.0	27.4
Purchased energy expense	33.1	47.4
Marketing expense	1.5	1.4
General and administrative	0.2	0.2
Depreciation and amortization	21.8	26.6
Operating loss(2)	(55.0)	(49.3)

Capital expenditures	12.5	13.3

OPERATING
Feedstock volume (bbl/d)(4)	100,074	100,000

Yield (% of throughput volume)(5)
Gasoline and related products	29%	33%
Ultra low sulphur diesel and jet fuel	35%	43%
High sulphur fuel oil	34%	24%
Total	98%	100%

Average refining gross margin (US$/bbl)(6)	2.51	4.58
(1)

Refined product sales and purchased products for processing and resale are net of intra-segment sales of $133.4 million for the three months ended March 31, 2013 (2012 - $148.8 million), reflecting the refined products produced by the refinery and sold by the marketing division.

(2)	These are non-GAAP measures; please refer to “Non-GAAP Measures” in this MD&A.
(3)

Operating expense for the three months ended March 31, 2012 have been increased by $0.3 million as a result of the application of accounting standard IAS 19R Employee Benefits, which has increased prior period pension expense.

(4)	Barrels per day are calculated using total barrels of crude oil feedstock and vacuum gas oil.
(5)	Based on production volumes after adjusting for changes in inventory held for resale.
(6)	Average refining gross margin is calculated based on per barrel of feedstock throughput.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Refining Benchmark Prices

	Three Months Ended March 31
	2013	2012	Change
WTI crude oil (US$/bbl)	94.37	102.93	(8%	)
Brent crude oil (US$/bbl)	112.62	118.28	(5%	)
Argus sour crude index (“ASCI”) (US$/bbl)	108.97	115.11	(5%	)
Brent – WTI differential (US$/bbl)	18.25	15.35	19%
Brent – ASCI differential (US$/bbl)	3.65	3.17	15%
Refined product prices
RBOB (US$/bbl)	125.74	128.08	(2%	)
Heating Oil (US$/bbl)	127.86	132.55	(4%	)
High Sulphur Fuel Oil (US$/bbl)	97.52	108.36	(10%	)
U.S. / Canadian dollar exchange rate	0.992	0.999	(1%	)

Summary of Gross Margins

	Three Months Ended March 31
	2013			2012
		Volumes			Volumes
		(million			(million
		bbls)	(US$/bbl)		bbls)	(US$/bbl)
Refinery
Sales
Gasoline products	347.3	2.9	117.00	350.1	2.8	124.07
Distillates	427.7	3.3	128.10	537.7	4.0	134.42
High sulphur fuel oil	311.2	3.2	97.09	239.2	2.3	105.10
Total sales	1,086.2	9.4	114.19	1,127.0	9.1	123.87
Feedstock (1)
Crude oil	905.7	8.3	108.62	994.5	8.4	118.00
Vacuum Gas Oil (“VGO”)	83.9	0.7	113.26	82.6	0.7	121.17
Total feedstock	989.6	9.0	108.99	1,077.1	9.1	118.24
Other(2)	73.8			8.2
Total feedstock and other costs	1,063.4			1,085.3
Refinery gross margin(3)	22.8		2.51	41.7		4.58

Marketing
Sales	169.2			177.2
Cost of products sold	156.4			165.2
Marketing gross margin(3)	12.8			12.0

Total gross margin(3)	35.6			53.7
(1)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(2)	Includes inventory adjustments and additives and blendstocks
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Feedstock throughput averaged 100,074 bbl/d in the first quarter of 2013, slightly higher than the 100,000 bbl/d average feedstock in the first quarter of the prior year but 13% lower than the nameplate capacity of 115,000 bbl/d. The lower than nameplate capacity throughput rates in the current year are mainly due to a two-week refinery outage in early February caused by a power failure during a storm. During startup of the units, new issues were identified necessitating additional repairs and the replacement of the catalyst in the hydrogen unit that resulted in reduced throughput rates for the remainder of February and into March. Throughput rates in the first quarter of 2012 reflect the strategic decision to reduce rates in response to declining refining margins.

The table below provides a comparison between the product crack spreads realized by the Downstream and the benchmark crack spread for the three months ended March 31, with both crack spreads referring to the price of Brent crude oil.

	Three Months Ended March 31
	2013				2012
	Refinery	Benchmark	(1)	Difference	Refinery	Benchmark	(1)	Difference
Gasoline products (US$/bbl)	8.01	13.12	(2)	(5.11)	5.83	9.80	(2)	(3.97)
Distillates (US$/bbl)	19.11	15.24	(3)	3.87	16.18	14.27	(3)	1.91
High Sulphur Fuel Oil (US$/bbl)	(11.90)	(15.10	)(4)	3.20	(13.14)	(9.92	)(4)	(3.22)
(1)	Benchmark product crack is relative to Brent crude oil
(2)	RBOB benchmark market price sourced from NYMEX.
(3)

Heating Oil benchmark market price sourced from NYMEX. Distillate products are mainly comprised of ultra-low sulphur diesel which is a higher quality product and sells at a premium to the heating oil benchmark.

(4)	High Sulphur Fuel Oil benchmark market price sourced from Platts. High sulphur fuel oil normally contains a higher sulphur content than the 3% content reflected in the benchmark price.

Downstream’s product crack spreads are different from the benchmarks due to several factors, including timing of actual sales and feedstock purchases differing from the calendar month benchmarks, transportation costs, sour crude differentials, quality differentials and variability in the throughput volume over a given period of time. The refinery sales also include products for which market prices are not reflected in the benchmarks (such as hydrocracker bottoms that sell at spot market prices with a premium to the high sulphur fuel oil benchmark).

The overall gross margin is also impacted by the purchasing of blendstocks to meet summer gasoline specifications, additives to meet product specifications, the build of unfinished saleable products which are recorded at a value lower than cost, and inventory write-downs and reversals. These costs are included in “other costs” in the Summary of Gross Margin Table above. Other costs of $73.8 million have increased $65.6 million in the first quarter of 2013 as compared to the same period in 2012. This increase is due to the sale and consumption of approximately $30 million of products in the first quarter of the current year that were previously held in inventory as compared to the build of inventory product in the first quarter of the prior year of approximately $38 million.

The refinery sales decreased by $40.8 million in the first quarter of 2013 from $1,127.0 million in the same quarter of 2012, despite the increase in sales volumes, as a consequence of lower product prices and the change in product mix. The unplanned outages in February and March and in particular, the outage of the isomax unit, resulted in an increased production and sales of heavy fuel oil with a corresponding decrease in both production and sales of distillates.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The gross margin for the three months ended March 31, 2013 decreased 45% as compared to the same period in the prior year. The 2% decrease in the overall yield combined with the change in yield mix had a negative impact on gross margin which has been partly offset by improved sour crude discounts. The cost of feedstock in the first quarter of 2013 was a US$3.63/bbl discount to the benchmark Brent crude oil as compared to a discount of US$0.04/bbl in the same period of the prior year, reflecting widened sour crude differentials. In addition, the higher consumption of produced fuels as energy in the first quarter of 2013, mainly due to the outage, has negatively impacted the gross margin by approximately $10 million with the offset reflected in the operating expense as decreased purchased volume of low-sulphur fuel oil (“LSFO”).

The gross margin from the marketing operations is comprised of the margin from both the retail and wholesale distribution of gasoline and home heating fuels as well as the revenues from marine services including tugboat revenues and is relatively unchanged from the first quarter of 2012.

During the three months ended March 31, 2013, the Canadian dollar weakened as compared to the US dollar. The weakening of the Canadian dollar in 2013 has had a positive impact to the contribution from the refinery operations relative to the prior year as substantially all of its gross margin, cost of purchased energy and marketing expense are denominated in U.S. dollars.

Operating Expenses

	Three Months Ended March 31
	2013			2012
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	28.7	5.3	34.0	22.2	5.2	27.4
Purchased energy	33.1	-	33.1	47.4	-	47.4
	61.8	5.3	67.1	69.6	5.2	74.8
($/bbl of feedstock throughput)
Operating cost	3.19	–	–	2.43	–	–
Purchased energy	3.67	–	–	5.21	–	–
	6.86	–	–	7.64	–	–

The refining operating cost per barrel of feedstock throughput increased by 31% for the three months ended March 31, 2013 as compared to the first quarter in the prior year, reflecting higher operating costs and slightly lower throughput volumes in 2013 all as a result of the February outage.

Purchased energy, consisting of LSFO and electricity, is required to provide heat and power to refinery operations. The purchased energy cost per barrel of feedstock throughput in 2013 decreased by 30% from the first quarter of 2012 as a result of a $14.0 million decrease in purchased LSFO, consisting of a volume variance of $9.2 million, resulting from a higher consumption of produced fuel, and a price variance of $4.8 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Assets Additions

Capital asset additions for the three months ended March 31, 2013 totaled $12.5 million (2012 - $13.3 million), relating to various capital projects including $3.0 million for turnaround planning and preparation costs (2012 - $2.1 million).

Depreciation and Amortization Expense

	Three Months Ended March 31
	2013	2012
Refining	20.8	25.6
Marketing	1.0	1.0
Total depreciation and amortization	21.8	26.6

Depreciation and amortization expense decreased $4.8 million in the first quarter of 2013 as compared to 2012 because of the $563.2 million impairment of refinery property, plant and equipment which occurred in the fourth quarter of 2012.The process units are amortized over an average useful life of 20 to 30 years and turnaround costs are amortized to the next scheduled turnaround.

Decommissioning Liabilities

Harvest’s Downstream decommissioning liabilities result from the ownership of the refinery and marketing assets. At March 31, 2013, Downstream’s decommissioning liabilities were $16.3 million (December 31, 2012 – $16.2 million) relating to the reclamation and abandonment of these assets with an expected abandonment date of 2069. Please see “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

RISK MANAGEMENT, FINANCING AND OTHER

Cash Flow Risk Management

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. The following is a summary of Harvest’s risk management contracts outstanding at March 31, 2013:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
21,600 GJ/day	Natural gas swap	Apr – Dec 2013	$3.44/GJ	(0.3)
5,000 bbls/day	Crude oil price swap	May – Dec 2013	US$74.39/bbl	(1.6)
				(1.9)

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
15 MWh	Electricity price swap	Apr – Dec 2013	$56.72/MWh	0.4
US$93.8	Foreign exchange swap	Apr 2013	$1.0256 Cdn/US	0.9
				1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a summary of Harvest’s realized and unrealized (gains) losses on risk management contracts:

	Three Months Ended March 31
	2013			2012
Contracts not designated as hedges	Power	Currency	Total	Currency
Realized (gains) losses	(0.3)	(1.5)	(1.8)	–
Unrealized (gains) losses	(0.3)	(0.9)	(1.2)	(0.1)
(Gains) losses recognized in net income	(0.6)	(2.4)	(3.0)	(0.1)

Contracts designated as hedges	Crude Oil & Natural Gas	Crude Oil
Realized (gains) losses
Reclassified from other comprehensive income (“OCI”) to revenues, before tax	(0.4)	(4.2)
Ineffective portion recognized in net income	–	–
	(0.4)	(4.2)
Unrealized (gains) losses
Recognized in OCI, net of tax	2.3	4.2
Ineffective portion recognized in net income	–	(0.2)
	2.3	4.0

Total (gains) losses from all risk management contracts
Recognized in OCI, net of tax	2.6	7.3
Recognized in revenues	(0.4)	(4.2)
Recognized in net income outside of revenues	(3.0)	(0.3)

Financing Costs

	Three Months Ended March 31
	2013	2012
Bank loan	4.4	3.5
Convertible debentures	10.6	12.3
Senior notes	9.0	9.0
Related party loan	2.0	–
Amortization of deferred finance charges and other	–	0.3
Interest and other financing charges	26.0	25.1
Capitalized interest	(4.1)	(2.9)
	21.9	22.2
Accretion of decommissioning liabilities	5.6	5.1
Total finance costs	27.5	27.3

Finance costs on Harvest’s bank loan for the first quarter of 2013 increased by $0.7 million due to the higher amount of loan principal outstanding as compared to the same period in 2012. The effective interest rate for interest charges on the bank loan for the first quarter of 2013 was 3.0% (2012 – 2.8%).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest expense on the convertible debentures for the first quarter of 2013 decreased by $1.7 million compared to 2012 because of the redemption of the 6.4% series of debentures in September of 2012.

Interest expense on the related party loan was $2.0 million in the first quarter of 2013 (2012 – $nil). See the “Related Party Transactions” section of this MD&A for discussion of the related party loan.

During the first quarter of 2013, interest expense of $4.1 million was capitalized to BlackGold (2012 - $2.9 million to BlackGold and Downstream’s debottlenecking project). The increase in capitalized interest for the current year is due to increased capital expenditures for the BlackGold project.

Currency Exchange

Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on the U.S. dollar denominated 67/8% Senior Notes, the related party loan and on any U.S. dollar denominated monetary assets or liabilities. At March 31, 2013, the Canadian dollar had weakened compared to December 31, 2012, resulting in an unrealized foreign exchange loss of $3.8 million (2012 - $2.8 million gain) for the first quarter of 2013. Harvest recognized a realized foreign exchange loss of $2.0 million (2012 - $1.6 million loss) as a result of the settlement of U.S. dollar denominated transactions.

The cumulative translation adjustment recognized in other comprehensive income represents the translation of the Downstream operations’ U.S. dollar functional currency financial statements to Canadian dollars. During the first quarter of 2013, Downstream operations recognized a net cumulative translation gain of $4.3 million (2012 – loss of $16.1 million). The net cumulative translation gain in the first quarter of 2013 resulted from the weakening of the Canadian dollar relative to the U.S. dollar at March 31, 2013 compared to December 31, 2012. As Downstream operations’ functional currency is denominated in U.S. dollars, the strengthening (weakening) of the U.S. dollar would result in gains (losses) from decommissioning liabilities, pension obligations, accounts payable and other balances that are denominated in Canadian dollars, which partially offset the unrealized losses (gains) recognized on the senior notes and Upstream U.S. dollar denominated monetary items.

Deferred Income Taxes

For the first quarter of 2013, Harvest recorded a deferred income tax recovery of $15.4 million (2012 – recovery of $22.7 million). Harvest’s deferred income tax asset (liability) will fluctuate during each accounting period to reflect changes in the temporary differences between the book value and tax basis of assets as well as legislative tax rate changes. Currently, the principal sources of temporary differences relate to the Company’s property, plant and equipment, decommissioning liabilities and the unclaimed tax pools.

Related Party Transactions

The following provides a summary of the related party transactions between Harvest and KNOC in the first quarter of 2013:

  KNOC Trading Corporation (“KNOC Trading”) is a wholly owned subsidiary of North Atlantic. KNOC Trading bills KNOC, Ankor E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”) for oil marketing services, such as the sale of products, performed on behalf of KNOC, ANKOR and Dana.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Both ANKOR and Dana are wholly owned subsidiaries of KNOC. For the three months ended March 31, 2013, all of KNOC Trading’s revenue of $0.2 million (2012 - $0.2 million) was derived from KNOC, ANKOR, and Dana. As at March 31, 2013, there were no outstanding receivable amounts from KNOC, ANKOR, or Dana (December 31, 2012 - $0.1 million). As well, for the three months ended March 31, 2013 ANKOR billed KNOC Trading Corporation a total of $0.1 million (2012 - $0.1 million) for office rent and salaries and benefits. As at March 31, 2013, $0.4 million (December 31, 2012 - $0.3 million) remains outstanding in accounts payable.

  At March 31, 2013 Harvest’s related party loan from ANKOR included $172.7 million (December 31, 2012 - $169.1 million) of principal and $0.9 million (December 31, 2012 - $3.0 million) of accrued interest. Interest expense was $2.0 million for the three months ended March 31, 2013 (2012 - $nil) and an interest payment of $4.1 million was made to ANKOR.

  Harvest has a Global Technology and Research Centre (“GTRC”), which is used as a training and research facility for KNOC. For the three months ended March 31, 2013, Harvest billed KNOC and certain subsidiaries of KNOC for a total of $1.1 million (2012 - $0.5 million) primarily related to technical services provided by Harvest’s GTRC. As at March 31, 2013, $1.3 million (December 31, 2012 - $1.6 million) remains outstanding from KNOC in accounts receivable. The terms of these transactions are governed by a service contract.

  For the three months ended March 31, 2013, amounts billed by KNOC to Harvest totaled $0.7 million (2012 - $nil). The amounts billed were mainly related to reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest. As at March 31, 2013, $0.6 million (December 31, 2012 - $nil) remains outstanding in accounts payable.

The Company identifies its related party transactions by: making inquiries of management and the Board of Directors; reviewing KNOC’s subsidiaries and associates; and performing a comprehensive search of transactions recorded in the accounting system. Material related party transactions require the Board of Directors’ approval.

CAPITAL RESOURCES

The following table summarizes Harvest’s capital structure and provides the key financial ratios defined in the credit facility agreement.

	March 31, 2013	December 31, 2012
Debts
Bank loan(1)	594.4	494.2
Senior notes, at principal amount (US$500 million)(2)	508.0	497.5
Related party loan (US$170 million)(2)	172.7	169.1
Convertible debentures, at principal amount	627.2	627.2
	1,902.3	1,788.0
Shareholder’s Equity
386,078,649 common shares issued(3)	2,603.2	2,691.9
	4,505.5	4,479.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Ratios(4) (5)
Senior Debt to Annualized EBITDA(6)	1.41	1.10
Total Debt to Annualized EBITDA(7)	3.68	3.22
Senior Debt to Total Capitalization(6) (8)	17%	14%
Total Debt to Total Capitalization(7) (8)	44%	41%
(1)	The bank loan net of deferred financing costs is $591.7 million (2012 - $491.3 million).
(2)	Principal amount converted at the period end exchange rate.
(3)	As at May 14, 2013, the number of common shares issued is 386,078,649.
(4)	Calculated based on Harvest’s credit facility covenant requirements (see note 11 of the March 31, 2013 financial statements).
(5)	The financial ratios and their components are non-GAAP measures; please refer to the “Non-GAAP Measures” section of this MD&A.
(6)

Senior debt consists of letters of credit of $8.0 million (2012 – $8.2 million), bank loan of $591.7 million (2012 - $491.3 million) and guarantees of $99.5 million (2012 - $76.6 million) at March 31, 2013.

(7)	Total debt consists of senior debt, convertible debentures and senior notes.
(8)

Total capitalization includes total debt, related party loan of $172.7 million (2012 – $ 169.1 million) and shareholder’s equity less equity attributed to BlackGold of $458.4 million at March 31, 2013 (2012 - $458.6 million).

LIQUIDITY

The Company’s liquidity needs are met through the following sources: cash generated from operations, proceeds from asset dispositions, borrowings under the long-term credit facility, long-term debt issuances and capital injections by KNOC. Harvest’s primary uses of funds are operating expenses, capital expenditures, and interest and principal repayments on debt instruments.

Cash flow from operating activities for the first quarter of 2013 was $66.6 million, compared to $85.1 million in 2012. The decrease was primarily due to lower cash contribution from both Upstream and Downstream segments. For the first quarter of 2013, the change in non-cash working capital relating to operating activities was an increase in cash of $8.5 million (2012 – decrease of $7.7 million), and $5.8 million (2012 - $6.6 million) was incurred in the settlement of decommissioning and environmental liabilities.

The cash contribution from Harvest’s Upstream operations was $122.9 million for the first quarter of 2013 (2012 – $147.3 million), a decrease of $24.4 million as compared to the same period in the prior year due to lower realized liquids prices and sales volumes, partially offset by a decrease in royalties and operating expenses. The cash deficiency from Harvest’s Downstream operations was $33.0 million in the first quarter of 2013 (2012 - $23.9 million), an increase of $9.1 million as compared to the same period in the prior year as a result of a lower average refining margin per barrel and higher operating expenses, partially offset by a lower purchased energy expense.

For the three months ended March 31 2013, Harvest received $98.9 million (2012 - $175.8 million) from net borrowings under the credit facility.

Harvest funded $186.4 million of capital additions in the first quarter of 2013 (2012 – $251.8 million) with cash generated from operating activities and borrowings under the credit facility.

Harvest had a working capital deficiency of $521.6 million as at March 31, 2013, as compared to a $441.9 million deficiency at December 31, 2012. The negative working capital in 2013 is primarily related to the current liability classification of $331.4 million of 7.25% Debentures Due 2013 and $60.3 million of 7.25% Debentures Due 2014. Effective March 14, 2013, Harvest entered into a senior unsecured credit facility, which terminates October 2, 2013. Draws under the senior unsecured credit facility were made on April 2 and April 15, 2013, for an aggregate amount of US$390 million, to fund the early redemption of the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018 for net proceeds of US$626.1 million. The notes bear a coupon rate of 2.1%, with interest paid semi-annually on May 14 and November 14 of each year. The notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. Concurrently, on May 14, 2013, Harvest announced the redemption at par, of the 7.50% Debentures Due 2015 on June 13, 2013, with the total redemption payment, including all accrued and unpaid interest up to the redemption date being $1,002.6712 per $1,000 principal amount. Harvest plans to use the proceeds from the senior unsecured notes towards the repayment of the draws under the senior unsecured credit facility and for the purposes of the redemption of the 7.50% Debentures Due 2015.

Harvest’s working capital is expected to fluctuate from time to time, and will be funded from cash flows from operations and borrowings from the credit facility, as required.

Contractual Obligations and Commitments

Harvest has recurring and ongoing contractual obligations and estimated commitments entered into in the normal course of operations. As at the end of March 31, 2013, Harvest has the following significant contractual obligations and estimated commitments:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	399.6	248.8	1,275.1	–	1,923.5
Debt interest payments(1) (2)	80.6	131.4	105.0	–	317.0
Purchase commitments(3)	195.0	48.6	20.0	60.0	323.6
Operating leases	11.5	13.4	6.4	2.4	33.7
Transportation agreements(4)	7.1	16.2	3.3	0.6	27.2
Feedstock and other purchase commitments(5)	739.2	–	–	–	739.2
Employee benefits(6)	10.7	20.6	4.3	–	35.6
Decommissioning and environmental liabilities(7)	26.2	56.5	41.8	1,674.2	1,798.7
Total	1,469.9	535.5	1,455.9	1,737.2	5,198.5
(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at March 31, 2013 will be applicable to future interest payments.
(3)	Relates to drilling commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(4)	Relates to firm transportation commitments.
(5)	Includes commitments to purchase refinery crude stock and refined products for resale under the SOA with Macquarie.
(6)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(7)	Represents the undiscounted obligation by period.

Off Balance Sheet Arrangements

As at March 31, 2013, Harvest has no off balance sheet arrangements in place.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The following table and discussion highlights the first quarter of 2013 results relative to the preceding 7 quarters:

	2013	2012				2011
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
FINANCIAL
Revenues	1,358.2	1,546.0	1,275.1	1,533.8	1,426.1	1,469.9	848.2	786.7
Net loss	(95.4)	(536.6)	(38.5)	(73.5)	(72.3)	(74.0)	(49.3)	(19.6)
Cash from operating activities	66.6	133.0	153.9	70.8	85.1	144.6	161.5	107.6
Total long-term financial debt	1,511.2	1,450.0	1,519.4	1,770.7	1,652.4	1,486.2	1,509.8	1,384.9
Total assets	5,672.1	5,654.6	6,162.9	6,277.5	6,322.3	6,284.4	6,483.6	6,121.5

OPERATIONS
Upstream
Daily sales volumes (boe/d)	55,571	58,228	57,686	60,874	60,550	61,324	58,548	55,338
Realized price prior to hedges ($/boe)	53.43	52.82	52.02	51.42	58.07	64.61	57.85	66.73
Downstream
Average daily throughput (bbl/d)	100,074	114,065	84,889	114,552	100,000	89,468	43,357	38,749
Average refining gross margin (loss) (US$/bbl)	2.51	6.43	6.03	2.71	4.58	(4.11)	10.06	7.94

The quarterly revenues and cash from operating activities are mainly impacted by the Upstream sales volumes, realized prices and operating expenses and Downstream throughput volumes, cost of feedstock and refined product prices. Significant items that impacted Harvest’s quarterly revenues include:

  Revenues were highest in the fourth and second quarters of 2012, as a result of the refinery operating at near capacity during those periods.

  The lower revenue in the second and third quarters of 2011 was due to lower Downstream sales as a result of a planned shutdown, partially offset by increased Upstream sales from the assets acquired from Hunt in the first quarter 2011 and higher commodity prices.

  The increasing Upstream sales volumes since the second quarter of 2011 were mainly attributable to the acquisition of oil and gas assets in the third quarter of 2010 and first quarter of 2011, combined with a very active drilling program in 2011. The decreases since the second quarter of 2012 are mainly due to natural declines and facility turnarounds which more than offset the increases from the 2012 drilling program.

  Downstream’s average daily throughput was lower in the third quarter of 2012 as compared to the other quarters of 2012 due to a two-week partial outage of some process units and a three-week unplanned shutdown of all process units while repairs were completed to the sulphur recovery unit. The average daily throughput was significantly lower than the 115,000 bbl/d nameplate capacity of the refinery for the second and third quarters of 2011 due to a planned turnaround.

MANAGEMENT’S DISCUSSION AND ANALYSIS

  Downstream’s refining margin/bbl was highest in the third quarter of 2011, reflecting the higher global refining crack spreads during these periods. However the weaker margins experienced in the six most recent quarters reflect the decrease in the sour-crude differential from the Brent benchmark price for crude oil.

Net loss reflects both cash and non-cash items. Changes in non-cash items including deferred income tax, DD&A expense, accretion of decommissioning and environmental remediation liabilities, impairment of long-lived assets, unrealized foreign exchange gains and losses, and unrealized gains and losses on risk management contracts impact net income (loss) from period to period. For these reasons, the net loss may not necessarily reflect the same trends as revenues or cash from operating activities, nor is it expected to. Net loss in the fourth quarter of 2012 is mainly due to the $563.2 million impairment of Downstream PP&E.

The increases in total assets which occurred in 2011 and early 2012 are mainly attributable to organic additions from Harvest’s capital program. The decrease in total assets in the fourth quarter of 2012 was mainly due to the $563.2 million impairment of Downstream PP&E.

OUTLOOK

The following guidance is provided as general information for stakeholders regarding management’s expectations for 2013 including operating performance, benchmark expenses and major cash outflows for the Upstream, BlackGold and Downstream business segments. The guidance information provided is consistent with Harvest’s most recent budget information. Readers are cautioned that the guidance information provided within this Outlook may not be appropriate for other purposes and the actual results may differ materially from those anticipated.

Harvest has revised its 2013 capital expenditure budget to a total $670 million for its three business segments. The Upstream and BlackGold capital budgets remain unchanged at $300 million and $315 million, respectively. The Downstream capital budget decreased from $118 million to $55 million.

Upstream

The Upstream capital budget of $300 million is mainly allocated to production and reserve additions focused on crude oil opportunities in Western Canada, complemented with the liquids rich natural gas wells in the Deep Basin area. Harvest plans to drill 76 gross wells in 2013, of which 47 were drilled in the first quarter.

Harvest accelerated the 2013 winter drilling program into November and December 2012, drilling 12 wells allowing completion and tie-in of most of the wells prior to spring break-up and enabling Harvest to better meet production targets for 2013. The reserves from the accelerated program were included in the 2012 Statement of Reserves Data and Other Oil & Gas Information Form 51-101F1 filed on SEDAR on April 1, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Full year production is targeted to average 53,500 boe/d reflecting asset dispositions and a reduction in capital spending from 2012 levels. The reduced Upstream capital budget in 2013, as compared with 2012, allows Harvest to invest more resources towards the development of the BlackGold oil sands project.

Operating costs for 2013 are unchanged and anticipated to average $17.00/boe.

BlackGold

The BlackGold 2013 capital budget is $315 million of which 73% is allocated to the construction of the 10,000 bbl/d Phase 1 central processing facility. At the end of 2012, approximately 61% of construction was complete and Harvest anticipates 95% completion at the end of 2013. Commissioning of the central processing facility, first steam and oil production from BlackGold is expected in 2014. ERCB approval for an additional 20,000 bbl/d Phase 2 of the project is anticipated in 2013.

Downstream

The 2013 capital budget for the Downstream operations is revised to approximately $55 million from $118 million due to the rescheduling of a refinery turnaround that was planned for the second half of 2013. The turnaround has now been scheduled for the second half of 2014. The remaining capital spending in 2013 is focused on sustaining and reliability improvement projects.

2013 throughput volume is anticipated to average 99,000 bbl/d, with operating costs and purchased energy costs aggregating to approximately $7.00/bbl.

Corporate

From time-to-time Harvest will enter into risk management contracts with the objective of stabilizing cash flow from operating activities. Please refer to the Risk Management, Financing and Other section of the MD&A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Further information on the basis of preparation and significant accounting policies and estimates can be found in the notes to the audited consolidated financial statements for the year ended December 31, 2012. There have been no changes to the accounting policies and estimates in the first quarter of 2013, except for the following as a result of new and amended IFRS accounting standards:

  IFRS 10, “Consolidated Financial Statements”, replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and a portion of IAS 27. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess. The retrospective application of this standard does not have any impact on Harvest’s financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

  IFRS 11, “Joint Arrangements”, focuses on the rights and obligations of the joint arrangement, rather than its legal form and requires joint arrangements to be classified either as joint operations or joint ventures. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. To account for interests in jointly controlled entities, the equity method is used. The retrospective application of this standard does not have any impact on Harvest’s financial statements.

  IFRS 12, “Disclosure of Interest in Other Entities”, is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structure entities and other off balance sheet interests. The retrospective application of this standard does not have any impact on Harvest’s financial statements.

  IFRS 13, “Fair Value Measurement”, provides a consistent definition of fair value, establishes a single framework for determining fair value and introduces requirements for disclosures related to fair value measurement. The measurement of the fair value is based on assumptions that market participants would use when pricing the asset or liability under current market conditions including assumptions about risks. The prospective adoption of this standard does not have any impact on Harvest’s financial statements, other than increasing the level of disclosures required.

  IAS 19, “Employee Benefits”, changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The amendments to the standard include the requirement to recognize changes in the defined benefit obligation and in the fair value of the plan assets as they occur, thus eliminating the corridor approach that was previously permitted under the standard. All actuarial gains and losses must be recognized immediately through other comprehensive income and the net pension liability or asset must be recognized at the full amount of the plan deficit or surplus. An additional change to the standard is the elimination of the concept of expected return on plan assets that was previously recognized in net earnings and the introduction of the concept of net interest cost. The net interest cost is required to be recognized in net earnings and is calculated by applying the discount rate at the beginning of the reporting period to the net defined benefit liability or asset. As well under IAS 19R unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as quantitative sensitivity disclosures.

The transition to IAS 19R impacted Harvest’s retained earnings and accumulated other comprehensive income as a result of the recognition of the net interest cost in profit or loss and the elimination of expected return on plan assets. The impacts as at December 31, 2012 and January 1, 2012, respectively, were an increase in the cumulative prior periods’ pre-tax pension expense of $2.7 million and $1.6 million ($2.2 million and $1.3 million after-tax, respectively) and a corresponding decrease in actuarial gains and losses recognized in accumulated other comprehensive income.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2012, operating expense increased by $0.3 million as a result of increased pension expense and net actuarial losses on defined benefit plans recognized in other comprehensive income decreased by $0.3 million ($0.2 million after-tax).

Harvest has also reviewed the classification of its accrual for the long term incentive program and reclassified the portion that will not be paid within the next 12 months to the line item “long-term liability and other” on the balance sheet. The balance of $3.0 million as at December 31, 2012 and $1.9 million as at January 1, 2012 were reclassified to long-term liabilities.

The rest of the amendments did not have any financial impact to Harvest.

  The Company has applied the amendments to IAS 1, "Presentation of Financial Statements" ("IAS 1"). The amendments require items within OCI to be grouped into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The amendment has been applied retrospectively and, as such, the presentation of items in OCI has been modified. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income or comprehensive income.

  The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The adoption of these amendments does not have any impact to Harvest’s financial statements, other than increasing the level of annual disclosures.

RECENT PRONOUNCEMENTS

  The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Retrospective application is required. Harvest does not expect material impact to its consolidated financial statements from the amendments.

  On January 1, 2015, Harvest will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Restatement of comparative period financial statements is not required upon initial application; however, modified disclosures on transition from the classification and measurement requirements of IAS 39 to IFRS 9 are required. As the remaining phases of this standard are still under development by the IASB, the full impact of this standard on Harvest’s consolidated financial statements will not be known until the project is complete. Harvest will continue to monitor the changes to this standard as they arise and will assess the impact accordingly.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL AND OTHER BUSINESS RISKS

Harvest’s operational and other business risks remain unchanged from those discussed in the annual MD&A and AIF for the year ended December 31, 2012 as filed on SEDAR at www.sedar.com.

CHANGES IN REGULATORY ENVIRONMENT

Harvest’s regulatory environment remains unchanged from that discussed in the annual MD&A and AIF for the year ended December 31, 2012 as filed on SEDAR at www.sedar.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no significant changes in the internal controls over financial reporting or disclosure controls and procedures described in the annual MD&A for the year ended December 31, 2012 as filed on SEDAR at www.sedar.com that have materially affected, or are reasonably likely to affect, internal controls over financial reporting.

ADDITIONAL GAAP MEASURE

Harvest uses “operating income (loss)”, an additional GAAP measure that is not defined under IFRS hereinafter also referred to as “GAAP”. The measure is commonly used for comparative purposes in the petroleum and natural gas and refining industries to reflect operating results before items not directly related to operations. Harvest uses this measure to assess and compare the performance of its operating segments.

NON-GAAP MEASURES

Throughout this MD&A, the Company has referred to certain measures of financial performance that are not specifically defined under GAAP such as “operating netbacks”, “operating netback prior to/after hedging”, “gross margin (loss)”, “cash contribution (deficiency) from operations”, “total debt”, “total financial debt”, “total capitalization”, “Annualized EBITDA”, “senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization”, and “total debt to total capitalization”.

“Operating netbacks” are reported on a per boe basis and used extensively in the Canadian energy sector for comparative purposes. “Operating netbacks” include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on risk management contracts. “Gross margin (loss)” is commonly used in the refining industry to reflect the net funds received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. “Cash contribution (deficiency) from operations” is calculated as operating income (loss) adjusted for non-cash items. The measure demonstrates the ability of the each segment of Harvest to generate the cash from operations necessary to repay debt, make capital investments, and fund the settlement of decommissioning and environmental remediation liabilities. “Total debt”, “total financial debt”, “total capitalization”, and “Annualized EBITDA” are used to assist management in assessing liquidity and the Company’s ability to meet financial obligations. “Senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization” and “total debt to total capitalization” are terms defined in Harvest’s credit facility agreement for the purpose of calculation of financial covenants. The non-GAAP measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other issuers. The determination of the non-GAAP measures have been illustrated throughout this MD&A, with reconciliations to IFRS measures and/or account balances, except for Annualized EBITDA and cash contribution (deficiency) which are shown below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Annualized EBITDA

Annualized EBITDA is defined in Harvest’s credit facility agreement as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items. The following is a reconciliation of Annualized EBITDA to the nearest GAAP measure net loss:

	March 31, 2013	December 31, 2012
Net loss	(744.1)	(720.1)
DD&A	684.4	688.4
Finance costs	111.1	111.0
Income tax recovery	(101.8)	(109.1)
EBITDA	(50.4)	(29.8)
Unrealized losses on risk management contracts	–	1.1
Unrealized (gains) losses on foreign exchange	5.4	(1.2)
Unsuccessful exploration and evaluation costs	25.8	22.0
Impairment of PP&E	563.2	585.0
Gains on disposition of PP&E	(36.8)	(30.3)
Other non-cash items	(0.9)	(6.7)
Adjustments on acquisitions and dispositions(1)	(0.7)	(13.4)
Less earnings from non-restricted subsidiaries(1)	(8.7)	(0.8)
Annualized EBITDA(1)	496.9	525.9
(1)

Annualized EBITDA is on a consolidated basis for any period, the aggregate of the last four quarters of the earnings (calculated in accordance with GAAP) and accordingly is a twelve month rolling measure which, as well, is required to be adjusted to the net income impact from acquisitions or dispositions (with net proceeds over $20 million) as if the transaction had been effected at the beginning of the period and excludes earnings attributable to the BlackGold assets and non-restricted subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Contribution (Deficiency) from Operations

Cash contribution (deficiency) from operations represents operating income (loss) adjusted for non-cash expense items within: general and administrative, exploration and evaluation, depletion, depreciation and amortization, gains on disposition of PP&E, risk management contracts gains or losses, impairment on PP&E, and the inclusion of cash interest, realized foreign exchange gains or losses and other cash items not included in operating income (loss). The measure demonstrates the ability of the Upstream and Downstream segments of Harvest to generate cash from their operations. There are no operating activities to report for the BlackGold segment as it is under development. The most directly comparable additional GAAP measure is operating income (loss). Operating income (loss) as presented in the notes to Harvest’s consolidated financial statements is reconciled to cash contribution (deficiency) from operations below:

	Three Months Ended March 31
	Downstream		Upstream		Total
	2013	2012	2013	2012	2013	2012
Operating loss	(55.0)	(49.3)	(22.5)	(19.6)	(77.5)	(68.9)
Adjustments:
Operating	0.2	(1.2)	0.1	1.1	0.3	(0.1)
General and administrative	–	–	(0.1)	(4.3)	(0.1)	(4.3)
Exploration and evaluation	–	–	8.0	4.2	8.0	4.2
Depletion, depreciation and amortization	21.8	26.6	145.2	144.5	167.0	171.1
Gains on disposition of PP&E	–	–	(6.6)	(0.1)	(6.6)	(0.1)
Unrealized gains on risk management contracts	–	–	(1.2)	(0.3)	(1.2)	(0.3)
Impairment on PP&E	–	–	–	21.8	–	21.8
Cash contribution (deficiency) from operations	(33.0)	(23.9)	122.9	147.3	89.9	123.4
Inclusion of items not attributable to segments:
Net cash interest paid					24.0	22.3
Realized foreign exchange losses					2.0	1.6
Consolidated cash contribution from operations					63.9	99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

This MD&A highlights significant business results and statistics from the consolidated financial statements for the three months ended March 31, 2013 and the accompanying notes thereto. In the interest of providing Harvest’s lenders and potential lenders with information regarding Harvest, including the Company’s assessment of future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties.

Such risks and uncertainties include, but are not limited to: risks associated with conventional petroleum and natural gas operations; risks associated with refining and marketing operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in regulatory reports and filings made with securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on the assessment of all information at that time. Please also refer to “Operational and Other Business Risks” in this MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this MD&A include, but are not limited to, the forward looking statements made in the “Outlook” section as well as statements made throughout with reference to the following items to future periods: production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, general and administrative costs, price risk management activities, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates and ultimate recovery of reserves, potential timing and commerciality of Harvest’s capital projects, the extent and success rate of Upstream and BlackGold drilling programs, the ability to achieve the maximum capacity from the BlackGold central processing facilities, refinery utilization and reliability rates, availability of the credit facility, access and ability to raise capital, ability to maintain debt covenants, debt levels, recovery of long-lived assets, the timing and amount of decommission and environmental related costs, income taxes, cash from operating activities, regulatory approval of development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Harvest believes that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that the Company will conduct its operations and achieve results of operations as anticipated; that its development plans and sustaining maintenance programs will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of the Company’s reserve volumes; commodity price, operation level, and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund the Company’s capital and operating requirements as needed; and the extent of Harvest’s liabilities. Harvest believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which the forward-looking information is based might not occur. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.